Form C

Cover Page

Name of issuer:

Cornteen LLC

Legal status of issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: CA

Date of organization: 7/14/2020

Physical address of issuer:

330 E. 71st Street Apt. 5E
New York NY 10021

Website of issuer:

https://comingtogethermovie.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for

conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of the offering amount upon a successful fundraise.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

- ☐ Common Stock
- ☐ Preferred Stock
- ☐ Debt
- ☑ Other

If Other, describe the security offered:

Funding Agreement: Investors receive 120% of principal (125% for Early Bird Investors), then 50% of all adjusted gross revenues in perpetuity.

Target number of securities to be offered:

50,000

Price:

$1.00000

Method for determining price:

Pro-rated portion of the total principal value of $50,000; interests will be sold in increments of $1.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

- ☑ Yes
- ☐ No

If yes, disclose how oversubscriptions will be allocated:

- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$300,000.00

Deadline to reach the target offering amount:

4/30/2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

0

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$19.00	$4.00
Cash & Cash Equivalents:	$19.00	$4.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$0.00	$0.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($96,283.00)	($731.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Cornteen LLC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Erik Bork	Screenwriting consultant	Funclub Unlimited	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Erik Bork	Managing Director	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Erik Bork	Membership Interests	100.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be

included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The company itself is in the organizational stage and is subject

The company itself is in the organizational stage and is subject to all the risks incident to the creation and development of a new business, including the absence of a history of operations and minimal net worth. The company and the managers have, and will continue to, endeavor to employ or otherwise retain the services of those persons with the skills necessary to successfully produce and distribute a full-length feature film, but no assurances can be given that they will be successful in these efforts.

In order to prosper, the success of the company's film will depend partly upon the ability of management to produce a film of exceptional quality at a lower cost that can compete in appeal with high-budgeted films of the same genre. In order to minimize this risk, management plans to participate as much as possible throughout the process and will aim to mitigate financial risks where possible. Fulfilling this goal depends on the timing of investor financing, the ability to obtain distribution contacts with satisfactory terms, and the continued participation of the current management.

Reliance on management – except as set forth in this agreement, decisions with respect to the management of company will be made by its manager in the manager's sole discretion. The success of the picture will largely depend on the quality of the management of the company. The manager, with the advice and assistance of other professionals, will administer all business aspects of the managers, the company and the picture. Although the manager believes that the manager have the necessary business and motion picture experience to supervise the management of the company, there can be no assurance that the manager will perform adequately or that the company's operations will be successful. Investors will receive an economic interest in the project via revenue sharing, but shall not be participants in the management or the operations of the manager, the company or the picture. Accordingly, except as otherwise set forth in this agreement, an investor will have no right to vote on, or to veto actions of the manager, will have no creative control, and manager-approved actions may be approved despite the investor's dissent from such actions. Neither the company, the manager nor any of the manager's advisors have managed or produced a feature film previously, and no assurance can be had that their efforts will be successful for the picture.

Manager's conflicts of interest – the manager is not required to render exclusive services in connection with the picture or the company. The manager, the production team and the talent have interests in a variety of activities other than acting as managers to the company, including involvement with the production of other films. In addition, the manager, the production team and the talent may organize companies that are similar to the

the talent may organize companies that are similar to the company in the future. The manager may be a principal in, or have profit interest in, the company. Accordingly, conflicts of interest may arise in the allocation of the manager's, the production team's and/or the talent's time between the company and one or more of these other activities. Additionally, the manager may enter into services agreements with the company. The terms of such agreement may not be the result of an arms-length transaction, but be considered to be equal to, or less than, industry standards for the associated services rendered to the company.

Indemnification – under certain circumstances the managers will be indemnified by the company for any liabilities or losses arising out of the managers' activities in connection with the company. Indemnification under such provision could reduce or deplete the assets of the company.

Working capital requirements and the potential need for additional financing –there is no assurance that unforeseen events will not occur, resulting in the need to raise additional funds beyond what the company and the managers project. Furthermore, companies with limited operating histories, such as the company and the managers, do not always use capital in the most efficient manner. Thus, the company and the managers may need to raise additional capital to fund future operations and to satisfy future capital requirements of the company. The failure to raise any additional needed funds could have a material adverse effect on the company and the managers. Should the company be unsuccessful in raising those funds, it may have difficulty completing the movie. In addition, it is anticipated that raising additional funds will result in additional dilution of each investor's investment.

Income tax consequences – there are various risks associated with the federal income tax aspects of an investment which should be carefully considered by each prospective investor to determine whether an investment is suitable for such prospective investor. Each prospective investor is urged to consult his or her or its own tax advisor with respect to the federal (as well as state and local) income tax consequences of an investment.

Dependence on key personnel – the company's future success depends, in significant part, upon the continued service of the individuals that constitute the production team and the managers' advisors. Neither the company nor the managers maintains key personal life insurance for any team member or employee. Furthermore, the company's and the managers' success is dependent on the ability of the company and the managers to attract top talent, both within the production team and the cast of the picture, which cannot be guaranteed. The

company's and the managers' inability to attract such talent or the loss of the services of one or more members of the production team could have a material adverse effect on the company's and the managers' ability to successfully produce and distribute the picture. Additionally, the company may elect to forego the purchase of a completion bond or other types of production-related insurance for the picture, resulting in certain losses relating to any of the picture's key personnel, equipment, locations and/or film footage being uninsured which could have a material adverse effect on the company's and the managers' ability to successfully produce and distribute the picture.

COVID 19 - The recent outbreak of COVID 19 across the globe has created additional challenges for independent filmmakers, production companies, and the entertainment industry as a whole, the final outcome of which is impossible to predict. Although the production company is staying optimistic and adaptable in their efforts to deliver a viable film to the market for their investors, the situation has created an additional risk that has never been seen before in the history of film. As the world continues to go through this change, it is only natural that the traditional infrastructures, markets, and revenue streams will continue to change with it, with no guarantee of success. The final result of COVID 19 on the entertainment industry and the world at large is completely outside of the production company's control, and a total loss of principle investment could be one such outcome. This risk needs be accepted and acknowledged by anyone looking to invest during this time. Also, with the COVID-19 epidemic, film production safety guidelines are still being developed and refined. Even following the strictest guidelines to ensure our cast and crew's safety, it is still possible for the virus to affect our production scheduling.

The creation of a film is tied to external forces and events outside of the control of the company. Events of this nature could have an impact on both the timeline of the project and overall budget. Extreme cases may make it impossible to complete the project. Such forces and events could include, but are not limited to, weather, terrorist attacks, and labor issues. There is no assurance that labor difficulties affecting production will not arise, including but not limited to union strikes. If such labor difficulties arise, film production and, hence, return to investing members could be delayed or diminished.

The company will not be performing background checks on any of its team members or employees. The reception of a film is often tied very closely to the public perception of the team members and employees (i.e. director, cast, producers, company). While the company will hold its team members and employees to the highest standards of professionalism while making the film, and will do due diligence in hiring processes to

ensure there are no hidden liabilities introduced by our cast and crew, the success of films is largely predicated on public perception of the performers, which can change through no fault of our own. If it is learned at any point that those team members were involved in inappropriate, immortal, unethical or illegal conduct in the past or after the creation of the film, it could affect the performance of the film in the marketplace.

Particularly as produced by independent filmmakers, each motion picture is a separate business venture with its own management, employees and equipment and its own budgetary requirements. There are substantial risks associated with film production, including death or disability of key personnel, other factors causing delays, destruction or malfunction of sets or equipment, the inability of production personnel to comply with budgetary or scheduling requirements and physical destruction or damage to the picture itself. Although some of these problems may be covered by company's insurance for the picture, significant difficulties such as these may materially increase the cost of production or may cause the entire project to be abandoned.

Cost overruns – the costs of producing motion pictures are often underestimated and may be increased by reason of factors beyond the control of the producers. Such factors may include weather conditions, illness of technical and artistic personnel, artistic requirements, labor disputes, governmental regulations, equipment breakdowns, and other production disruptions. While the company intends to engage production personnel who have demonstrated an ability to complete films within the assigned budget, the risk of a film running over budget or of not being completed is always significant and may have a substantial adverse impact on the profitability of the picture.

Payment of future distributions and the amounts thereof will be dependent upon the company' earnings, financial requirements, and other factors. No assurances can be given that the company will operate profitably or declare and pay any future distributions. Any future return on investment to investors will depend upon successful operation of the company.

Receipt of revenue is often tied to third party companies such as sales agents, distributors and exhibitors. While the film could earn money in the marketplace, it is possible that revenue could not reach The company as a result of a third party claiming bankruptcy or refusal to pay.

Competitive industry – some segments of the motion picture industry are highly competitive. The company will be competing with the producers of other films in arranging for distribution in all available markets and media. In the distribution phase, competition will limit the availability of such markets and media

competition will limit the availability of such markets and media required for the successful distribution of the picture. The picture will be competing directly with other motion pictures and indirectly with other forms of public entertainment. The company will compete with numerous larger motion picture production companies and distribution companies, which have substantially greater resources, larger and more experienced production and distribution staffs, and established histories of successful production and distribution of motion pictures.

Commercial success – the picture's success is primarily dependent on audience acceptance of the picture, which is extremely difficult to predict and, therefore, inherently risky. Many films are produced each year and never released. Many films are released each year, which are not commercially successful and fail to recoup their production costs from United States theatrical distribution. Foreign and ancillary markets have therefore become increasingly important. Licensing of a motion picture in the ancillary markets is particularly dependent upon performance in domestic theatrical distribution. Neither the managers nor the company can predict the economic success of the picture because the revenue derived from the distribution of a motion picture (which does not necessarily bear any correlation to the production or distribution costs incurred) depends primarily upon its acceptance by the public, which cannot be accurately predicted. The economic success of a motion picture also depends upon the public's acceptance of competing films, the availability of alternative forms of entertainment and leisure-time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. Neither the managers nor the company can assure investors that the picture will generate enough revenue to offset its distribution and marketing costs, leading to a return on investment.

Audience appeal – the ultimate profitability of any motion picture depends upon its audience appeal in relation to the cost of its production and distribution. The audience appeal of a given motion picture depends, among other things, on unpredictable critical reviews and changing public tastes and such appeal cannot be anticipated with certainty. Filmmaking is competitive and artistic taste among audiences and festival programmers vary widely. The completion of the film in and of itself does not guarantee it will succeed in the marketplace, critically or financially.

Distribution – the profitable distribution of a motion picture depends in large part on the availability of one or more capable and efficient distributors who are able to arrange for appropriate advertising and promotion, proper release dates and bookings in first-run and other theaters. There can be no assurance that profitable distribution arrangements will be obtained for the

profitable distribution arrangements will be obtained for the picture or that the picture can or will be distributed profitably or that the picture will be distributed at all.

Long-term project – the production and distribution of a motion picture involves the passage of a significant amount of time. Pre-production on a picture may extend for two to three months or more. Principal photography may extend for several weeks or more. Post-production may extend for three to four months or more. Distribution and exhibition of motion pictures generally and of the picture may continue for years before gross proceeds or net proceeds (as defined herein) may be generated, if at all.

Foreign distribution of a motion picture (i.e. outside the United States and Canada) may require the use of various foreign distributors. Some foreign countries may impose government regulations such that investors, who have had their money at risk for the longest time, are at the tail end of the box office receipts chain. Thus, if the company, in negotiating a distribution deal, has to rely heavily on a participation at some defined level of the picture's revenue stream, revenues to the company, and thus to investing members, are likely to be the last in line to benefit from such a revenue stream, if any.

Industry/Technology changes – Film is distributed through the use of technology, the means of which has evolved steadily in the past decades. While currently the road to festival release, theatrical distribution, and VOD is clear, technology shifts may complicate or delay distribution. Neither the managers nor the company can predict the effect that rapid technological change, emerging distribution channels or alternative forms of entertainment may have on the company, the managers or the motion picture industry. The entertainment industry in general, and the motion picture industry in particular, continue to undergo significant changes, primarily due to technological developments. Due to rapid growth of technology and shifting consumer tastes, neither the managers nor the company can accurately predict the overall effect that technological growth or the availability of alternative forms of entertainment may have on the potential revenue from and profitability of the picture. In addition, certain outlets for the distribution of motion pictures may not obtain the public acceptance that is or was previously predicted. If certain distribution channels are accepted by the public, neither the managers nor the company can assure investors that the company will be successful in exploiting such channels. Moreover, to the extent that other distribution channels gain popular acceptance, it is possible that demand for existing distribution channels, such as DVD's, will decrease. If the company is unable to exploit new distribution channels to the same extent expected as existing channels, the company's business, operations or financial condition could be materially adversely affected.

adversely affected.

Subject to the terms and conditions of this agreement, the managers have reserved the specific authority to enter into agreements on behalf of the company with motion picture or television studios, distributors and/or other third parties pursuant to which the company, in exchange for such studios', distributors and/or other third parties' assistance in producing, distributing and/or otherwise exploiting the picture, may commit to pay such parties out of revenues generated by the picture at a point in the picture's revenue stream prior to company's receipt of its gross proceeds. Such agreements may include, but are not limited to, flat fee arrangements, negative pickup deals or an outright sale of the picture, if in the judgment of the managers such a sale would be in the best interest of the company. In addition, the managers have reserved the right (1) to produce the picture and seek the most advantageous distribution agreement for the picture, and (2) to enter into agreements on behalf of the company which provide that persons rendering services or other materials or facilities in connection with the development, production, distribution or other exploitation of the picture shall receive, as salary or other compensation, deferred amounts or a percentage participation in company revenue. Such reliance on the judgment and discretion of the managers places a greater emphasis on the skills and judgment of the managers and the managers' advisors and therefore makes it imperative that prospective investors carefully examine the abilities of such managers and the managers' associates before choosing to provide any subscription hereunder.

Inherent uncertainty of projections – the indicative cashflows and certain forward looking statements are based on certain assumptions and other information available to the managers. However, the underlying estimates, assumptions and future events are inherently uncertain, and unanticipated events may occur which would cause actual results to vary, perhaps materially from any forecasted results. Each investor should be aware that many films do not get released or if released are not commercially successful, and lose money. As a consequence, each investor should be aware that neither the company nor the managers guarantee or warrant any specific projected result of an investment in the company. Accordingly, investors should retain and rely upon the advice of their own professional advisors with respect to their individual suitability for an investment in the company/project.

The motion picture industry is highly competitive, with much of a film's success depending on the skill of its distribution strategy. As an independent producer, the company aims to negotiate with major distributors for release of the film. The production team is committed to making the film an attractive product in theatrical and other markets, but there are no

product in theatrical and other markets, but there are no guarantees that the film will be successful in the market.

The foregoing list of risk factors does not purport to be a complete explanation of the risks involved in an investment in the company/film.

Erik Bork is a part-time officer, and there are zero full time officers in the company. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: This will be combined with a grant for $50,000 to allow us to shoot, edit and complete the film at a total budget of $100,000. The grant would cover cast ($18,000), locations ($10,000) and camera/lighting ($22,000). The $50,000 raised on Wefunder would be allocated as follows:

24%   Payroll fees and taxes

22%   Post-production

12%   Food on set

11.5%   Sound recording

11.5%   Hair and make-up

7.5%   Wefunder fees

6%   Wardrobe, props, art dept.

5.5%   Legal/Insurance/Accounting

If we raise: **$300,000**

Use of Proceeds: This will be combined with $88,000 net donations received to date outside of Wefunder (or $388,000 total) to be used as follows:
42% Production (already spent, total of $161,428)
15% Post-production/finishing costs (estimated total of $58,325)
35.5% Marketing to promote film's release
7.5%   Wefunder fees

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

If we reach our target offering amount prior to the deadline, we may conduct an initial closing of the offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Wefunder will notify investors if we conduct an initial closing. Thereafter, we

may conduct additional closings from time to time at our and Wefunder's discretion until the deadline date.

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

1. <u>Investor Commitment.</u> The Investor will submit, through Wefunder Portal, a requested investment amount. When doing so, the Investor will also execute an investment contract with the Company ("Investment Agreement"), using the Investor's electronic signature.
2. <u>Acceptance of the Investment.</u> If the Investor Agreement is complete, the Investor's commitment will typically be recorded within a few minutes. The commitment will also be available on the Investor's "My Investments" screen on the wefunder.com website. After the offering closes, the contract will be counter-signed by the Company. The executed investment contract will then be sent to the investor via email, and is also available to download on the "My Investments" screen.
3. <u>Investor Transfer of Funds.</u> Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for transferring funds from a source that is accepted by Wefunder Portal into an escrow account held with a third party bank on behalf of issuers offering securities through Wefunder Portal.
4. <u>Progress of the Offering.</u> The Investor will receive periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the "My Investments" screen when the target offering amount is met.
5. <u>Closing: Original Deadline.</u> Unless we meet the target offering amount early, Investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page to this Form C and the Company's Wefunder Portal Profile.
6. <u>Early Closings.</u> If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Company, including this Form C, is posted on our Wefunder Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline, investors will receive notice of it by email and through the "My Investments" screen. At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.
7. <u>Book Entry.</u> Investments may be in book entry form. This means that the Investor may not receive a certificate representing his or her investment. Each investment will be recorded in our books and records and will be recorded in each Investors' "My Investments" screen. The Investor will also be emailed the Investment Agreement again. The Investment Agreement will also be available on the "My Investments" screen. At the option of the Company, you may receive an electronic certificate.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. **An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.**

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the

cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Funding Agreement: Investors receive 120% of principal (125% for Early Bird Investors), then 50% of all adjusted gross revenues in perpetuity.

I Investor Funds:

A. Subject to the terms and conditions of this Agreement and the information set forth in the disclosures outlined on WeFunder, Investor agrees to provide Company with the dollar amount of funds (Investment Amount) set forth on the signature page of this Agreement (the "Investor Funds"), which Investor Funds will be applied toward the production of, and, if funds remain, the marketing and distribution of, the Picture.

B. Investors that contribute to the first $75,000 of Investor Funds (the "Early Bird Investor Funds") to the offering contemplated by this Agreement (the "Offering") will be designated as ("Early Bird Investors").

C. Company will be responsible for securing the remainder of the budget for the Picture from additional equity financing contributions (the "Additional Equity Funds") and other sources (e.g., crowdfunding revenues, loans, etc.) (together, the "Additional Funds") from third party equity investors (the "Additional Equity Investors") and other sources (together, the "Additional Investors").

D. Investor understands that his/her/its contribution shall only be provided and/or required upon Company having obtained all the necessary funding for the purpose of producing, completing, delivering, and marketing the Picture. If Company cannot, for any reason, obtain the necessary funding, Investor's contribution shall not be required and Investor shall have no interest whatsoever in the Picture now or in the future. Company shall have the sole discretion to determine if it has obtained the necessary funding.

II Adjusted Gross Proceeds:

A. Adjusted Gross Proceeds (as defined in Paragraph C below) shall be allocated as follows:

  1. First, one hundred percent (100%) of Adjusted Gross Proceeds shall be paid to Early Bird Investor, Investor, and the Additional Equity Investors on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Early Bird Investor Funds, Investor Funds, and the Additional Equity Funds) and pari passu basis until such time, if ever, as the Early Bird Investor has received an amount equal to one hundred twenty five percent (125%) of Early Bird Investor Funds and the Investor has received an amount equal to one hundred twenty percent (120%) of the Investor Funds, and the Additional Equity Investors have received an amount equal to one hundred twenty percent (120%) of the Additional Equity Funds; and

  2. Following such time, if ever, as Early Bird Investor has recouped an amount equal to one hundred twenty five percent (125%) of the Early Bird Investor Funds and Investor has recouped an amount equal to one hundred twenty percent (120%) of Investor Funds and the Additional Equity Investors have recouped an amount equal to one hundred twenty percent (120%) of the Additional Equity Funds, then any remaining Adjusted Gross Proceeds shall be referred to as "Net Profits", and shall be paid as follows: (a) fifty percent (50%) to Company ("Company's Net Profits"); and (b) fifty percent (50%), in the aggregate, to Early Bird Investors, Investors, and the Additional Equity Investors on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Early Bird Investor Funds, Investor Funds, the Additional Equity Funds and the Filmmaker Funds (as defined below)) and pari passu basis. All third-party participations in Net Profits

part-passu basis. All third-party participations in Net Profits (other than those payable to Additional Investors or those that constitute expenses as further described below) shall be borne out of Company's share of Net Profits.

     i. "Filmmaker Funds" is defined as all the additional funds required to produce and market the Picture in addition to Early Bird Investor Funds, Investor Funds, and the Additional Equity Funds, e.g. loans, advances, minimum guarantees, etc.

   3. The 50% distribution split assumes that the Early Bird Investors, Investors, and Additional Investors contribute the entire budget of the Picture to the Company. To the extent that they contribute less than the entire budget, the 50% distribution split shall be adjusted on a pro rata basis. For purposes of clarity and by way of example, if $800,000 of a $1 million budget is raised by the Early Bird Investors, Investors, and Additional Equity Investors, that would equal 80% of the $1M, which would result in them receiving 80% of the 40% split, or 32% of the Net Profits.

B. As used herein, "Gross Proceeds" shall mean any and all amounts, including nonrefundable advances, received by Company from the exploitation of the Picture and all elements thereof and all rights therein, in any and all manner and media, now known or hereafter devised, worldwide, in perpetuity, notwithstanding anything to the contrary contained in this Agreement:

   1. if a distributor(s) of the Picture pays for the costs of deliverables, such amounts shall not be included in Gross Proceeds;

   2. any amounts used to fund production costs of the Picture shall not be included in Gross Proceeds;

   3. any advance received from a record company in connection with a soundtrack album for the Picture shall be included in Gross Proceeds only to the extent that such advance is not used to pay music or other production costs; and

   4. tax credits or other tax incentives received in connection with the production of the Picture shall be included in Gross Proceeds only to the extent not used to repay financiers providing financing secured by such tax credits or incentives

used to directly fund production costs of the Picture.

C. "Adjusted Gross Proceeds" shall mean Gross Proceeds remaining after deduction of the following:

1. third party sales agent and producer representative fees and expenses;

2. actual, third party, out of pocket amounts incurred by or on behalf of Company in connection with the sale, marketing, licensing, delivery, distribution and/or exploitation of the Picture;

3. ongoing third party accounting costs and expenses actually incurred by or on behalf of Company in connection with the processing of payments to profit participants (including, without limitation, collection agent fees and expenses), and audit costs;

4. actual, third party, out of pocket expenses incurred by or on behalf of Company in connection with the ongoing ownership of the Picture (e.g., costs incurred in connection with the preservation and storage of negatives and master prints and digital storage of the Picture and any expenses incurred in connection with the copyrighting of the Picture);

5. actual, third party, out of pocket expenses incurred in connection with the existence and management of Company (e.g., taxes, accounting fees, filing fees, etc.);

6. any residual and/or pension, health and welfare payments paid to unions, guilds, or their members in accordance with the agreements between Company and the applicable guild with respect to the Picture (to the extent not assumed by the distributor(s) of the Picture);

7. any amounts required to be withheld by law

8. payments pursuant to music licensing "step" deals which require additional payments based on the performance of the Picture;

9. any actual, third party, out of pocket costs incurred by or on behalf of Company or its affiliates in connection with enforcement of Company's rights in the Picture, including, without limitation, actual, direct, out-of-pocket accounting, legal

and auditor fees and expenses;

10. any amounts used to repay loans received in connection with the production of the Picture;

11. any deferred compensation and bonuses (e.g., box office bonuses, award bonuses,) payable to parties rendering services in connection with the Picture (to the extent not assumed by the distributor(s) of the Picture);

12. any amounts paid to the completion guarantor of the Picture (if any) in repayment of sums advanced by such completion guarantor; and

13. any reasonable reserve amounts, as determined by Company in its good faith business judgment, required to cover anticipated future costs or liabilities, provided that such reserve amounts shall be liquidated every twelve (12) months.

It is understood that Company makes no representations or warranties as to the amount of Gross Proceeds, if any, that Company will receive from the exploitation of the Picture.

See exact security attached as Appendix B, Investor Contracts.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

☑ Yes: No Voting Rights
☐ No:

16. How may the terms of the securities being offered be modified?

This Agreement contains the entire understanding of the Parties relating to the subject matter herein, and supersedes all other agreements between the Parties whether written or oral relating thereto, and may not be modified or amended except by written instrument executed by both of the parties hereto.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and

B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
This is an LLC with no issued units.			

Securities Reserved for
Class of Security Issuance upon Exercise or Conversion

Warrants: _____

Options: _____

Describe any other rights:

The Company hasn't authorized any Units. No securities are being offered in this round.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Because the Investor holds no voting rights in the company, the holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These decisions could affect gross revenues and diminish payments made to Investors.

Based on the risk that the company may never realize revenues or face a Default Event, the Investor may never see any returns.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

There are no units issued in this offering. This is a Funding Agreement. For more information please review the Offering Details Document.

As a holder of a Funding Agreement you will have no voting rights, and limited ability, if at all, to influence out policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the

Company, **the unitholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the unitholders** may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The unitholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The unitholders have the right to redeem their securities at any time. **Unitholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common Units that take into account factors such as the following:

- unrelated third party valuations of our common Units;

- the price at which we sell other securities, such as convertible debt or preferred Units, in light of the rights, preferences and privileges of our those securities relative to those of our common Units;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the lack of marketability of our common Units;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and

decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of

part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

<u>Transactions with related parties.</u> The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
	Regulation Crowdfunding		$105,682	General operations
1/2023	Section 4(a)(2)		$2,446	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Erik Bork
Amount Invested	$2,446.00
Transaction type	Other
Issue date	01/02/23
Relationship	100% owner of Cornteen LLC

Total net founder/member contributions from Erik Bork since Cornteen LLC's inception to cover various expenses.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☐ Yes

☑ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Coming Together is a romantic comedy about political polarization

Milestones

Cornteen LLC was incorporated in the State of California in July 2020.

Since then, we have completed principal photography, editing and the composition, recording and placing of original score for the COMING TOGETHER film. (Other various post-production and finishing processes TBD at time of filing, as well as final distribution plan.)

The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future.

Historical Results of Operations

Our company was organized in July 2020 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin*. For the period ended December 31, 2023, the Company had revenues of $0 compared to the year ended

the Company had revenues of $0 compared to the year ended December 31, 2022, when the Company had revenues of $0.

- *Assets*. As of December 31, 2023, the Company had total assets of $19, including $19 in cash. As of December 31, 2022, the Company had $4 in total assets, including $4 in cash.

- *Net Loss*. The Company has had net losses of $96,283 and net losses of $731 for the fiscal years ended December 31, 2023 and December 31, 2022, respectively.

- *Liabilities*. The Company's liabilities totaled $0 for the fiscal year ended December 31, 2023 and $0 for the fiscal year ended December 31, 2022. Related Party Transaction Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 33 months before we need to raise further capital.
Cornteen LLC is 100% owned by Erik Bork.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Cornteen LLC cash in hand is $4, as of January 2023. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $15/month, for an average burn rate of $15 per month. Our intent is to be profitable in 36 months.

The only change in the company's financials from 2021 to 2022 was the addition of minor expenses for contractors/consultants

and marketing.

We do not expect to be revenue generating until our film project is completed and in distribution, the latter of which is projected to happen around 2025. Our capital goal of $300,000 will allow us to finish our film project and present it for possible distribution. We expect to secure that funding in the next 3-6 months.

We are not profitable at this point. Our funding goal of $300,000 will allow us to finish our film project and present it for possible distribution.

We do not have other sources of capital besides funds raised through Wefunder. We intend to have no short-term burn during the campaign.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Erik Bork, certify that:

(1) the financial statements of Cornteen LLC included in this Form are true and complete in all material respects ; and

(2) the financial information of Cornteen LLC included in this Form reflects accurately the information reported on the tax

return for Cornteen LLC filed for the most recently completed fiscal year.

Erik Bork
Screenwriting consultant

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    i. in connection with the purchase or sale of any security?
    ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission?
    ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
    ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    i. in connection with the purchase or sale of any security?
    ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission?
    ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
    ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency;

state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    i. at the time of the filing of this offering statement bars the person from:

        A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

        B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

        C. engaging in savings association or credit union activities? ☐ Yes ☑ No

    ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

    ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

    iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

    ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order

suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.comingtogethermovie.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Coming Together Film Funding Agreement

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Erik Bork

Appendix E: Supporting Documents

CORNTEEN_LLC_signed_operating_agreement.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Coming Together Film Funding Agreement

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Erik Bork

Appendix E: Supporting Documents

CORNTEEN_LLC_signed_operating_agreement.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Cornteen LLC

By

Erik Bork
Writer-Director-Producer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Erik Bork
Writer-Director-Producer
4/3/2024

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.